575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax

Peter J. Shea peter.shea@kattenlaw.com 212.940.6447 direct 212.894.5724 fax

June 22, 2015

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Freedom Capital Corporation

Supplemental Response Concerning Expense Support Arrangements

File Nos. 333-202461 and 814-01137

Dear Ladies and Gentlemen:

On behalf of our client, Freedom Capital Corporation (the “Fund”) advised by Freedom Capital Investment Advisors LLC (the “Adviser”), we are providing the Fund’s supplemental response to an oral comments delivered to the undersigned by Mr. Asen Parachkevov, Attorney Advisor, on June 8, 2015. The oral comment relates to Pre-Effective Amendment No. 1 (the “Amendment”) under the Securities Act of 1933 to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) that was filed on May 4, 2015 (File No. 333-202461) with the Securities and Exchange Commission (the “SEC”).

In the following discussion, we have summarized the staff’s oral comment in bold and provided the Fund’s response immediately thereafter. The comment has been numbered for convenience. Capitalized terms used in this letter but otherwise not defined herein are used with the meanings ascribed to them in the Registration Statement.

CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	NEW YORK	OAKLAND	ORANGE COUNTY	SHANGHAI	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

Securities and Exchange Commission June 22, 2015 Page 2

General

1. We have noted your response to comment 1 contained in your May 4, 2015 correspondence submitted with the filing of the Amendment. Please provide supplementally an analysis confirming that the Expense Support and Conditional Reimbursement Agreement contains the conditions to the Adviser’s ability to receive recoupment of previously waived fees and/or reimbursed expenses in accordance with the “Investment Companies Industry Developments – 2013/2014” Audit Risk Alert of the American Institute of Certified Public Accountants (“AICPA”).

The Expense Support and Conditional Reimbursement Agreement, filed as Exhibit k(2) with the Amendment (the “ES&CR Agreement”), contains the conditions required by AICPA’s Audit Risk Alert: “Investment Companies Industry Developments – 2013/2014,” under the caption “BDC Observations” (section .47) (the “Audit Risk Alert”). Appropriate contractual conditions restrict the Adviser’s ability to obtain recoupment of previously waived Adviser fees and/or Adviser-reimbursed expenses in accordance with the Audit Risk Alert. Moreover, appropriate disclosures concerning the ES&CR Agreement have been provided in the prospectus that is a part of the Registration Statement.

The section of the Audit Risk Alert relevant to the ES&CR Agreement reimbursement obligations of the Fund, which will be a nontraded business development company (“BDC”), focuses on arrangements similar to the ES&CR Agreement where the Audit Risk Alert states:

The SEC staff recently considered nontraded BDC “fee waiver and expense reimbursement plans,” under which the adviser waives fees or pays expenses of the BDC to the extent necessary for distributions not to be sourced from return of capital (some plans are designed to prevent a book return of capital, and others are designed to prevent a tax return of capital). These plans typically support a policy of maintaining a high, fixed distribution rate.

The recitals of the ES&CR Agreement state, among other things, that the purpose of the agreement is to “ensure that no portion of distributions made to the [Fund]’s stockholders will be paid from offering proceeds or borrowings of the [Fund].” Section 1(a) of the ES&CR Agreement states:

[o]n a quarterly basis, [the Adviser] shall reimburse the [Fund] for operating expenses in an amount equal to the difference between the [Fund]’s cumulative distributions paid to the [Fund]’s stockholders in each calendar quarter less

Securities and Exchange Commission June 22, 2015 Page 3

Available Operating Funds[1] received by the [Fund] on account of its investment portfolio during such calendar quarter.

Any such payment by the Adviser under the ES&CR Agreement is referred to as an “Expense Payment.” The purpose of the ES&CR Agreement and the Adviser’s Expense Payment obligation are described in the Fund’s prospectus.2

As a general matter, the Adviser’s Expense Payment obligation is undertaken to the extent necessary to prevent Fund distributions from being sourced from return of capital (e.g., capital raised either from equity offering proceeds or borrowings). The Fund, however, does not have a stated policy of maintaining a fixed distribution rate or a “distribution rate target.”3 Nevertheless, the ES&CR Agreement falls within the ambit of the Audit Risk Alert since the alert is not limited to BDCs with fixed or targeted distribution rates.

The Audit Risk Alert describes three SEC staff conditions that must be met before a BDC can make recoupment payments to the BDC’s adviser.

Typically, these plans provide a mechanism for the adviser to recoup in the future from the BDC the amount of the fees waived or expenses paid on behalf of the BDC. The SEC staff’s position is that any recoupment payment must be conditioned on (1) an expense ratio (excluding management or incentive fees) that, after giving effect to the recoupment, is lower than the expense ratio

[1]	“Available Operating Funds”, as defined in Section 1(c) of the ES&CR Agreement, means “the sum of (i) the [Fund]’s net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) the [Fund]’s net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid to the [Fund] on account of preferred and common equity investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).”
[2]	These discussions appear under the prospectus headings “Distributions” and “Certain Relationships and Related Party Transactions - Expense Support and Conditional Reimbursement Agreement.”
[3]	The Audit Risk Alert describes the functioning of an expense support arrangement in the context of a fixed or targeted distribution rate as follows:
“For example, a BDC with a 9-percent distribution rate target may not have income or earnings and profits sufficient to maintain the 9-percent distribution rate without sourcing part of the distribution from return of capital. In such a situation, the adviser may waive fees or pay the BDC’s expenses to the extent necessary for the BDC’s income or earnings and profits to equal the amount of the distribution.”
The Fund does not operate within such a context.

Securities and Exchange Commission June 22, 2015 Page 4

(excluding management or incentive fees) at the time of the fee waiver or expense reimbursement and (2) a distribution level (exclusive of return of capital, if any) equal to, or greater than, the rate at the time of the waiver or reimbursement. Recoupment of fees waived or BDC expenses paid must occur within three years of the date of the waiver or payment.

(emphasis added). Thus, the Fund’s obligation to pay the Adviser any recoupment of any specific Expense Payment must be conditioned on (1) the Fund’s expense ratio after recoupment being lower than the ratio when such Expense Payment was made (the “Expense Ratio Condition”), (2) the Fund’s distribution rate must be equal to, or greater than, the rate when such Expense Payment was made (the “Distribution Rate Condition”) and (3) the recoupment payment must be made within three years of the date of such Expense Payment (the “Three Year Condition”).

Section 2(a) of the ES&CR Agreement provides for the Fund’s obligation to make recoupment payments to the Adviser for previous Expense Payments. This section satisfies the Three Year Condition and provides:

Following any calendar quarter in which Available Operating Funds exceed the cumulative ordinary cash distributions paid by the [Fund] in such calendar quarter (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), the [Fund] shall pay such Excess Operating Funds, or a portion thereof in accordance with Sections 2(b), 2(c) and 2(d), as applicable, to [the Adviser] until such time as all Expense Payments made by [the Adviser] within three years prior to the last business day of such calendar quarter have been reimbursed. Any payments required to be made by the [Fund] pursuant to this Section 2(a) shall be referred to herein as a “Reimbursement Payment.”

(emphasis added). As the highlighted text indicates, a Reimbursement Payment can only be paid for Expense Payments made within three years of the last business day of the calendar quarter upon which the Reimbursement Payment obligation accrues. Section 2(e) of the ES&CR Agreement provides, in part, “[t]he [Fund]’s obligation to make a Reimbursement Payment shall automatically become a liability of the Fund and the right to such Reimbursement Payment shall be an asset of [the Adviser] on the last business day of the applicable calendar quarter.”4

[4]	Section 2(e) also provides for the timing of any Reimbursement Payment, which must be made “promptly as possible following such calendar quarter and in no event later than forty-five days after the end of such calendar quarter.” As a legal matter, the Fund’s liability for any such Reimbursement Payment has accrued as of the last business day of the relevant quarter. An administrative delay in making the Reimbursement Payment should have no effect on the calculation of the payment in satisfaction of the associated liability. Thus, an Expense Payment made within three years of the last business day of a quarter becomes an accrued liability of the Fund and subject to a permissible Reimbursement Payment even if such Expense Payment is

(continued)

Securities and Exchange Commission June 22, 2015 Page 5

Consequently, the ES&CR Agreement meets the Three Year Condition of the Audit Risk Alert since no Reimbursement Payment obligation, which accrue on the last business day of a quarter, legally exists for an Expense Payment made more than three years before such last business day.5

With respect to the Expense Ratio Condition, Section 2(c) of the ES&CR Agreement provides as follows:

Notwithstanding anything to the contrary in this Agreement, the amount of the Reimbursement Payment for any calendar quarter shall be reduced to the extent that such Reimbursement Payment, together with all other Reimbursement Payments paid during that fiscal year, would cause Other Operating Expenses (as defined below) (on an annualized basis and net of any Expense Payments received by the [Fund] during such fiscal year) to exceed the lesser of (i) 1.75% of the [Fund]’s average net assets attributable to shares of the [Fund]’s common stock for the fiscal year-to-date period after taking such Expense Payments into account and (ii) the percentage of the [Fund]’s average net assets attributable to shares of the [Fund]’s common stock represented by Other Operating Expenses during the fiscal year in which such Expense Payment was made (provided, however, that this clause (ii) shall not apply to any Reimbursement Payment which relates to an Expense Payment made during the same fiscal year). For purposes of this Agreement, “Other Operating Expenses” means the [Fund]’s total Operating Expenses (as defined below), excluding base management fees, incentive fees, organization and offering expenses, financing fees and costs, interest expense, brokerage commissions and extraordinary expenses. “Operating Expenses” means all operating costs and expenses incurred, as determined in accordance with generally accepted accounting principles for investment companies. The calculation of average net assets shall be consistent with such periodic calculations of average net assets in the [Fund]’s financial statements.

(continued from previous page . . .)

outside of three years of the date of the actual delivery of the Reimbursement Payment to the Adviser. Otherwise, the Fund could manipulate a reduction of its Reimbursement Payment obligations through any administrative payment delay causing the Adviser to lose the benefit of its bargain and mislead stockholders and investors as to the nature of its quarter end liabilities.
[5]	This conclusion is reinforced by the terms of Section 2(f) of the ES&CR Agreement, which states, “[a]ll Reimbursement Payments hereunder shall be deemed to relate to the earliest unreimbursed Expense Payments made by [the Adviser] to the [Fund] within three years prior to the last business day of the calendar quarter in which such Reimbursement Payment obligation is accrued.”

Securities and Exchange Commission June 22, 2015 Page 6

In sum, this provision contemplates the reduction of any Reimbursement Payment until the Other Operating Expenses for the Fund (on an annualized basis) are equal to the lesser of (i) 1.75% of average year-to-date net asset value (“NAV”) or (ii) the Other Operating Expense ratio of NAV during the fiscal year in which the applicable Expense Payment was made. Clause (ii) does not apply to Reimbursement Payments made in the same Fund fiscal year (which ends on December 31st) as the related Expense Payment (the “Clause (ii) Exclusion”). The terms of this provision are designed to not only comply with the Expense Ratio Condition but also provide a higher level of benefit to Fund stockholders.

The ES&CR Agreement is more protective of Fund stockholders than the Expense Ratio Condition expressed in the Audit Risk Alert. For any prior year in which the Adviser makes an Expense Payment and the Fund’s Other Operating Expense ratio is higher than 1.75%, the Fund is not obligated to make any Reimbursement Payment until the year-to-date Other Operating Expense ratio is 1.75% or lower following all Reimbursement Payments made that year. For example, an Expense Payment made June 30, 2016 when the Fund hypothetically has an annual Other Operating Expense ratio of 3.00% can be the subject of any Reimbursement Payment accruing in 2017, 2018 or 2019 before July 1, 2019, only if, after all Reimbursement Payments made or proposed to be made in that fiscal year, the Fund’s annualized Other Operating Expense ratio is 1.75% or less – not 3.00% or less, which would be the Expense Ratio Condition.

The Clause (ii) Exclusion is compliant with the Expense Ratio Condition because the SEC staff’s position if focused on recoupment payments made in fiscal years different than when the original fee waiver or expense reimbursement was made. Thus, recoupment payments made in the same year as the fee waiver or expense reimbursement are not addressed by the Expense Ratio Condition. Such “intra-year” recoupments do not appear to cause concerns for investor protection where the Fund is essentially paying its expenses for that year. Unlike intra-year recoupments, multi-year recoupments warrant the protection of the Expense Ratio Condition where newer shareholders could be viewed as bearing the expense of the recoupment while older shareholders received the benefit of the prior years’ fee waivers and expense reimbursements. In fact, the ES&CR Agreement provides further protection to investors since the Other Operating Expense ratio must be 1.75% or less after all Reimbursement Payments made intra-year – whereas the Expense Ratio Condition has no similar requirement.

Section 2(d) of the ES&CR Agreement is the Distribution Rate Condition and provides as follows:

Notwithstanding anything to the contrary in this Agreement, no Reimbursement Payment for any calendar quarter shall be made if the annualized rate of regular cash distributions declared by the [Fund] at the time of such Reimbursement Payment is less than the annualized rate of regular cash distributions declared by the [Fund] at the time the Expense Payment was made to which such Reimbursement Payment relates.

Securities and Exchange Commission June 22, 2015 Page 7

Thus, under Section 2(d) no Reimbursement Payment may be made unless the Fund’s annualized distribution rate for the year in which the payment is being made equals or exceeds the annualized distribution rate for the year in which the applicable Expense Payment occurred.

For the foregoing reasons, we respectfully submit that the ES&CR Agreement provides for the satisfaction of each of the Three Year Condition, the Expense Ratio Condition and the Distribution Rate Condition before any recoupment payment to the Adviser is made by the Fund. Consequently, the ES&CR Agreement is in accord with the relevant recoupment conditions discussed in the Audit Risk Alert.

Finally, the Audit Risk Alert notes that the “SEC staff has encouraged registrants to provide clearer explanations” concerning arrangements similar to the ES&CR Agreement and “enhanced disclosure of the terms of the recoupment” provisions. The Fund’s prospectus provides full and accurate disclosure of the substantive operational terms of the ES&CR Agreement, including the Reimbursement Payment provisions of Section 2, under the captions “Distributions” and “Certain Relationships and Related Party Transactions - Expense Support and Conditional Reimbursement Agreement” as well as in the notes to the Fund’s financial statements. The Audit Risk Alert also notes that the SEC staff has been asking for a chart explicitly describing the amount of the expenses subject to recoupment, the expense ratio and distribution level at which the adviser can recoup the waived or reimbursed expenses, and the expiration date(s) of the recoupable amount. Disclosure of these types of arrangements should be included in various documents, such as the registration statement, the financial statements, and marketing materials, specifically where references to distribution rates and yields and distributions are made.

Presently, the Fund has not initiated operations and the ES&CR Agreement is not effective until it commences operations. Consequently, the Fund is unable to provide a chart as indicated by the Audit Risk Alert in the Registration Statement. The Fund will include such a chart or substantively similar and appropriate disclosures in future registration statements and financial statements. To the extent Fund marketing materials reference distribution rates and yields and distributions of the Fund, disclosure of the ES&CR Agreement and its provisions will be made.

The Fund acknowledges that the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission June 22, 2015 Page 8

Please do not hesitate to contact me at (212) 940-6447 if you have any questions or comments with respect to the foregoing responses or to the Registration Statement.

Very truly yours,

/s/ Peter J. Shea

Peter J. Shea

Cc:	Mr. Asen Parachkevov
Mr. Jeffrey McClure
Mr. Robert Amweg